FORM 6-K

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                    Report of Foreign Private Issuer

                  Pursuant to Rule 13a-16 or 15d-16 of
                  the Securities Exchange Act of 1934


For the month of  December   , 1996


                      PRAIRIE PACIFIC ENERGY CORPORATION
               (Translation of registrant's name into English)

  302, 1168 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2
                  (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
                        Form 20-F X Form 40-F


      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
             Yes                                         No   X


      [If "Yes" is marked,  indicate  below the file number  assigned to
the registrant in connection with Rule 12g3-2(b): 82-       ]

                               SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PRAIRIE PACIFIC ENERGY CORPORATION
                                                   (Registrant)

Date  January 7, 1997               By /s/  Malcolm F.W. Todd
                                       Malcolm F.W. Todd, President
                                                   (Signature)*

      *Print the name and title of the signing officer under his signature.

            [PRAIRIE PACIFIC ENERGY CORPORATION LETTERHEAD]



Vancouver, 30th December 1996

VIA TELE-FAX NO. (403) 237-0450 & MAIL

The Alberta Stock Exchange
Stock Exchange Tower
10th Floor
300 Fifth Avenue Southwest
Calgary, Alberta
T2P 3C4

Attn: Listings & Filings Officer

Dear Sir,

RE:  NOTICE(S) OF PROPOSED PRIVATE PLACEMENT

Further  to  my  letter  dated  19th  December   1996  (copy   attached)
requesting price protection at $1.50 per common share, please find attached the details of the captioned Private Placement proposal.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

PRAIRIE PACIFIC ENERGY CORPORATION

/s/ Malcolm F.W. Todd

Malcolm F.W. Todd
President

MFWT/jk
Encl.

cc:  Board of Directors
     Prairie Pacific Energy Corporation
     F.H. Ramsay                                          (403) 263-6523
     Ramsay, Dalton & Co.
     D.H. Mitchell, Q.C.                                  (403) 232-9606
     Howard, Mackie
     R.A. Mantle, Esq.                                    (212) 835-6001
     Piper & Marbury L.L.P.

            [PRAIRIE PACIFIC ENERGY CORPORATION LETTERHEAD]



Vancouver, 19th December 1996

VIA TELE-FAX NO. (403) 237-0450

The Alberta Stock Exchange
Stock Exchange Tower
10th Floor
300 Fifth Avenue Southwest
Calgary, Alberta
T2P 3C4

Attn: Filings Department


Dear Sirs,

RE:  NOTICE OF PRIVATE PLACEMENT

Please accept this letter as our written request for price protection for a Private Placement of up to 500,000 Flow-Through common shares at $1.50 per common share.

Prairie Pacific will forward a "Notice of Proposed Private Placement" to the Exchange once names of purchasers and denominations have been finalized. Closing is to occur prior to December 31st, 1996.

Should you have any questions or require additional information, please do not hesitate to contact the undersigned.

Yours truly,

PRAIRIE PACIFIC ENERGY CORPORATION

/s/ Malcolm F.W. Todd

Malcolm F.W. Todd
President

cc:

Board of Directors, Prairie Pacific Energy Corporation
D.H. Mitchell, Q.C. -    Howard, Mackie                   (403) 232-9606
F. Ramsay, C.A. - Ramsay, Dalton & Co.                    (403) 263-6523
R.W. Kirkham, Esq. - Douglas Symes & Brissenden           (604) 669-1337

                                  NOTICE TO
                          THE ALBERTA STOCK EXCHANGE
                                     OF A
                          PROPOSED PRIVATE PLACEMENT



1. Name of Issuer:

   Prairie Pacific Energy Corporation

2. Description of Securities to be placed:

      (a)   Class:      Common Shares
      (b)   Number:     138,334 Common Shares
      (c)   Price:      $1.50 per Common Share
      (d)   Voting Rights:    One vote per Common Share held
      (e) If there are tax credits attached to the securities, please describe: The securities will be flow-through shares as defined in subsection 66(15) of the Income Tax Act (Canada)
      (f) If convertible into another class of securities, the maximum number of securities issuable upon conversion: N/A
      (g) Description of any attached warrants including the number of shares issuable upon exercise of the warrants, exercise price per warrant and expiry date: N/A

3. Number of currently issued and outstanding shares of each class of shares of the company, excluding non-voting preferred shares:

   5,836,150 Common Shares

4. Is the placement entirely or in part non-arm's length?

   No.

5. If the answer to 4 is yes, please explain relationship.

   N/A

6. Has the issuer completed any private placements within past six months?

   Yes.

7. (a)      dates on which each  private  placement  closed and the number and class of listed securities issued or issuable under each placement;

      5th July 1996 - 200,000 Flow-through Common Shares

   (b) number of securities of each class issued and outstanding at the beginning of the six month period, excluding non-voting preferred shares;

      5,636,150

8. Could the placement potentially result in a change of control?

   No.

9. What will be the use of proceeds?

   The proceeds will be applied to Canadian Development Expenses as defined in the Income Tax Act (Canada).

10. List the name, address and amount of purchase of each proposed purchaser.

      1. Anthony R. Field
         1710, 1066 West Hastings Street
         Vancouver, British Columbia, V6E 3X1

         Amount:  $97,500.00                    65,000 Common Shares

      2. Ellen P. Todd
         403, 2050 Comox Street
         Vancouver, British Columbia, V6G 1R8

         Amount:  $110,001.00                   73,334 Common Shares

11. State the exemption which the company is relying on to issue the securities.

   Section  31(2)(5)  and Section  55(2)(4)  of the  Securities  Act  (British
      Columbia).
   Section 107(1)(d) of the Securities Act (Alberta).

12.   State the hold period to which the issued shares will be subject to.

   The securities  will be held for a period of twelve months from the date of
      issuance  of  the  private   placement   transaction   or  as  otherwise
      determined by The Alberta Stock Exchange.

13. State the maximum number of securities if any, which the company expects to issue in reliance upon ASC Notice 7.

   N/A.

14. Any significant information regarding the proposed private placement, including any finders fees, not disclosed above.

   N/A.

15.   Date of initial notice to Exchange regarding the private placement.

   30th December, 1996

                                    PRAIRIE PACIFIC ENERGY CORPORATION




                                    Per: /S/ Malcolm F.W. Todd
                                       Malcolm F.W. Todd
                                       President

cc:  Alberta Securities Commission Agency
     British Columbia Securities Commission

                                  NOTICE TO
                          THE ALBERTA STOCK EXCHANGE
                                     OF A
                          PROPOSED PRIVATE PLACEMENT



1. Name of Issuer:

   Prairie Pacific Energy Corporation

2. Description of Securities to be placed:

      (a)   Class:      Common Shares
      (b)   Number:     44,000 Common Shares
      (c)   Price:      $1.50 per Common Share
      (d)   Voting Rights:    One vote per Common Share held
      (e) If there are tax credits attached to the securities, please describe: The securities will be flow-through shares as defined in subsection 66(15) of the Income Tax Act (Canada)
      (f) If convertible into another class of securities, the maximum number of securities issuable upon conversion: N/A
      (g) Description of any attached warrants including the number of shares issuable upon exercise of the warrants, exercise price per warrant and expiry date: N/A

3. Number of currently issued and outstanding shares of each class of shares of the company, excluding non-voting preferred shares:

   5,836,150 Common Shares

4. Is the placement entirely or in part non-arm's length?

   Yes.

5. If the answer to 4 is yes, please explain relationship.

   The proposed purchasers are officers and directors of the issuer.

6. Has the issuer completed any private placements within past six months?

   Yes.

7. (a)      dates on which each  private  placement  closed and the number and class of listed securities issued or issuable under each placement;

      5th July 1996 - 200,000 Flow-through common shares

   (b) number of securities of each class issued and outstanding at the beginning of the six month period, excluding non-voting preferred shares;

      5,636,150

8. Could the placement potentially result in a change of control?

   No.

9. What will be the use of proceeds?

   The proceeds will be applied to Canadian Development Expenses as defined in the Income Tax Act (Canada).

10. List the name, address and amount of purchase of each proposed purchaser.

      1. Robert H.O. Todd
         2716 West 41st Avenue
         Vancouver, British Columbia, V6N 3C4

         Amount:  $18,000.00                    12,000 Common Shares

      2. Malcolm F.W. Todd
         #2, 144 West 10th Avenue
         Vancouver, British Columbia, V5Y 1R7

         Amount:  $18,000.00                    12,000 Common Shares

      3. Murray K. Scalf
         75 Lake Crimson Close S.E.
         Calgary, Alberta, T2J 3K8

         Amount:  $30,000.00                    20,000 Common Shares

11. State the exemption which the company is relying on to issue the securities.

   Section 55(2)(9) of the Securities Act (British Columbia).
   Section 107(1)(2) of the Securities Act (Alberta).

12.   State the hold period to which the issued shares will be subject to.

   The securities  will be held for a period of twelve months from the date of
      issuance  of  the  private   placement   transaction   or  as  otherwise
      determined by The Alberta Stock Exchange.

13. State the maximum number of securities if any, which the company expects to issue in reliance upon ASC Notice 7.

   N/A.

14. Any significant information regarding the proposed private placement, including any finders fees, not disclosed above.

   No.

15.   Date of initial notice to Exchange regarding the private placement.

   30th December, 1996

                                    PRAIRIE PACIFIC ENERGY CORPORATION

                                    Per:  /s/ Malcolm F.W. Todd
                                            Malcolm F.W. Todd
                                            President

cc:   Alberta Securities Commission Agency
      British Columbia Securities Commission

PRAIRIE PACIFIC   PRAIRIE PACIFIC ENERGY CORPORATION         302,1168
LOGO                                                         Hamilton Street
                  FOR IMMEDIATE RELEASE                      Vancouver,
                                                             British
                                                             Columbia V6B252
                                                             Telephone:
                                                             (604) 684-2356
                                                             Facsimile:
                                                             (604) 684-4265
------------------------------------------------------------------------------
            PRAIRIE PACIFIC ENERGY CORPORATION ("Prairie Pacific")
               Listed: The Alberta Stock Exchange - Symbol: PRP
                  NASDAQ OTC Bulletin Board - Symbol: PRPEF
------------------------------------------------------------------------------

                           BRAZEAU RIVER WELL TESTS
                        INDICATE SIGNIFICANT DISCOVERY


Calgary, December 23rd, 1996 - Preliminary production testing results and other well data indicate that a 3 384-metre well near Zeta Lake, Alberta, has discovered a new, commercial Nisku reef oil and gas pool. The Brazeau 12-29-48-12 W5M also encountered apparently-commercial natural gas flows up hole in the Shunda formation of the well's Mississippian horizon, Prairie Pacific Energy Corporation announced today.

The well was perforated in the Nisku December 15th and acidized December 17th, it produced its allowable volume of oil for the month and was shut in December 22nd. Production will resume January 5th. During the shut-in period the well will be evaluated to determine reservoir size. Further production testing is required to establish final flow rates for both oil and gas.

"While all the evidence is positive, and all indications are that we have a significant commercial discovery with production capability above the average for Alberta, it is still premature to assess the full potential or to determine the rate at which it will produce," Prairie Pacific President Malcolm Todd said.

Meanwhile Gulf Canada Resources Limited, the operator, has started work to tie gas production from the well to a nearby processing plant and this should be completed by mid-January to early February. Gulf has also made application to the Alberta Energy and Utilities Board for new pool status. A program to develop the discovery, including the possible drilling of new locations, is being prepared and the partners are evaluating their land position around the well.

Zeta Lake is located 90 miles west of Edmonton, Alberta, and the 12-29 well is part of a multi-well drilling program being conducted in the area by Gulf, which has yielded other significant Nisku and Shunda discoveries. Prairie Pacific (ASE: PRP) holds a 10 per cent undivided interest in the 12-29 location. Gulf Canada Resources Limited has an 80 per cent interest. Inspan Investments Limited (ASE: INY), a Prairie Pacific affiliate, holds 10 per cent.

Prairie Pacific Energy Corporation has oil and natural gas producing and processing interests in north east British Columbia and a strong land position with prospects in Alberta, British Columbia, Montana and North Dakota.

For further information, please contact:

                         Malcolm F.W. Todd, President
                             Tel: (604) 684-2356
                                      or
                                 Frank Dabbs
                             Tel: (403) 228-7779

     The Alberta Stock Exchange has neither approved nor disapproved the information contained herein.